PLAINTREE

April 3, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 S St. NE
Washington, DC
USA
20549

Dear Mr. Spirgel:

Re: Plaintree Systems Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
File No. 000-25872

This letter is further to our letter to you dated March 26, 2009 provided in response to your letter dated February 3, 2009 in which you requested additional information regarding certain financial statement disclosure as set out in the above referenced Form 20-F filed by Plaintree Systems Inc. ("**Company**"). The purpose of this letter is to provide you with the Company's response to question 1 as set out in your February 3, 2009 letter. With this answer, the Company has now addressed all of the questions set out in your February 3, 2009 letter.

In addition to the answer to question 1, the Company, in the course of its review of its financial statements to provide the Securities and Exchange Commission with its responses to the questions posed in the February 3, 2009 letter, identified that it failed to appropriately account for the conversion feature of its convertible debentures in its preparation of US GAAP reconciliation information that is provided as a note to the Company's financial statements. Further detail of this issue and how the Company's will deal with the same is presented below.

For convenience, the text of question 1 from the February 3, 2009 letter has been set out below with the Company's response provided below the same.

Notes to the Consolidated Financial Statements

Note 3 – Investment in Partnership and Bank loan, page 7

1. Since your share of earnings in the Partnership exceeds 20% of your US GAAP net income (loss) in each of the three years ended March 31, 2008, you are required to provide separate audited financial statements of the Partnership for all years presented in accordance with Rule 3-09 of Regulation S-X. Further, since the significance level exceeds 30% for all years presented, you are required to include a reconciliation to US GAAP in accordance with Item 17 of Form 20-F. Please revise your filing to comply with these requirements.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

Answer

By way of background, the Partnership was initiated in July 2003, and operated primarily as an efficient Canadian tax vehicle. John Buhler Inc. ("Buhler"), a partner in the Partnership, contributed its manufacturing business to the partnership. Plaintree acquired a 49% interest in the Partnership. All of the Partnership's revenues were derived from the Buhler manufacturing business that was contributed. The Partnership profit was allocated to the partners based on their percentage ownership in the Partnership pursuant to Canadian partnership law and the partnership agreement entered into between the partners of the Partnership. Each of the partners would declare its share of the Partnership's profit as its own income. As a result, the amounts allocated to Plaintree, based on its 49% share of the Partnership, were taxable to Plaintree and not the other partners. Plaintree's portion of the profit was offset by its tax loss carry forwards.

Pursuant to the partnership agreement, Buhler was appointed as the managing partner of the Partnership and was responsible for the day to day management of the operations of the Partnership. Plaintree was not permitted to take part in the management of the Partnership. Pursuant to the Partnership Agreement, Plaintree was paid cash distributions equal to its 49% of the income of the Partnership as declared each quarter. The purchase price of the Partnership interest acquired by Plaintree was $20,000,000. The funds to pay for the purchase price for the ownership interest was obtained by Plaintree by way of a secured loan in the amount of $20,300,000 obtained from the Bank of Montreal (the "Bank"). The Bank was entitled to be paid 94.3% of the cash distributions allotted to Plaintree from the Partnership to fund the loan interest payments and loan repayments. In addition, Buhler (the managing partner of the Partnership) guaranteed the repayment of Plaintree's loan to the Bank. Plaintree agreed to pay a portion (1%) of the cash distributions received from the Partnership to Buhler as a guarantee fee (subject to a $200,000 maximum fee). The balance of the cash distributions allotted to Plaintree (5.7%) by the Partnership was paid directly to Plaintree. The maximum income that the Company would receive through its investment in the partnership was fixed at $1,610,000, as $20,000,000 of the total $21,610,000 contractual total payment was used to repay the bank loan. As Plaintree was allotted cash distributions from the Partnership totalling in the aggregate the amount of the bank loan plus interest plus the guarantee fee and Plaintree's net portion (approx. $21,610,000), Plaintree's Partnership interest was depleted

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

to nil and the Plaintree ceased to be a partner during the year ended March 31, 2008.

Plaintree accounted for its investment in the Partnership as an equity investment owing to its 49% interest, as significant influence is typically viewed to be share ownership in excess of 20%.

However, Plaintree has now re-examined EITF 02-14 and FIN 35 and has concluded that its Partnership investment should have been accounted for at cost. The factors that indicate Plaintree having a significant influence are:

- The managing partner could have been removed through majority vote with Plaintree's participation.
- Any future capital calls required unanimous approval from all partners.
- Plaintree held a 49% interest in the partnership over the life of its involvement

These factors are outweighed by the factors that contradict significant influence:

- As per the Partnership Agreement, Buhler was the managing partner of the Partnership which provided Buhler the sole authority to conduct all of the business of the Partnership.
- Plaintree invested in an existing partnership, where the original partners owned a combined controlling voting portion (51%) of the Partnership (Buhler (45.88%), Progressive (5.12%)) .
- Plaintree's participation in the Partnership was capped to a maximum earn out of $21,610,000, after which time Plaintree ceased to have any rights in the partnership or its distributions.
- Despite Plaintree's 49% ownership, the bank loan was repaid directly by the Partnership using 94.3% of Plaintree's quarterly distributions, leaving Plaintree to receive only 5.7%.
- Plaintree was not entitled to nor was it able to obtain audited financial statements of the Partnership at any point during its investment in the Partnership.

PLAINTREE

In substance, Plaintree was being paid a fee as compensation for being in a position to absorb a portion of the net income of the Partnership into its income. Plaintree was not ever in a position to exercise significant influence over the affairs of the Partnership.

As Plaintree should have accounted for its investment in the Partnership at cost, the investment in the Partnership would not be subject to rule 3-09 of regulation S-X.

The error in accounting policy has an impact on Plaintree's net income due to differences of when cash distributions were declared and received versus when the income had been recognized under the equity method of accounting. During the years noted above, Plaintree had minimal operational activities, therefore the impact to the years ended March 31, 2004, 2007 and 2008 are quantitatively material to the financial statements, as noted below:

Year	Net Imapct of change to cost accounting	US GAAP Net Income as reported	Revised US GAAP Net Income	Change in direction of Net Income	Impact per share	EPS
2004	218,084	(540,137)	(322,053)	No	0.002	-0.01
2005	14,081	(1,977,305)	(1,963,224)	No	0.000	-0.02
2006	3,879	(288,366)	(284,487)	No	0.000	0.00
2007	(56,470)	(1,018,784)	(1,075,254)	No	(0.001)	0.01
2008	(179,574)	77,837	(101,737)	Yes	(0.002)	0.00

As a result of the significance of the error to fiscal 2007 and 2008, the Company proposes to restate its Canadian GAAP Financial Statements for the year ended March 31, 2008 and the US GAAP reconciliation note to correct for this error by amending and re-filing its most recent form 20F.

Convertible Debenture Accounting Issue

As indicated in our answer to question 2 as set out in our letter to you dated March 26, 2009, the convertible debentures issued by the Company in December 2003 did not contain a beneficial conversion feature as the conversion price of $0.115 was in excess of the fair value of our common stock as at the debentures' commitment date in December 2003.

In determining the appropriate accounting for the convertible debentures at the time of their orginal issuance, we considered APB 14, EITF 98-5, EITF 00-27 and FAS 133 and its related interpretations (specifically, EITF 00-19 and EITF 05-2).

Based on that analysis, we determined that the conversion feature met the definition of an embedded derivative under paragraph 12 of FAS 133, and consequently concluded that the conversion feature was required to be separately recognized at its fair value. In making that determination, we specifically noted the following: (i) the economic characteristics of the equity conversion feature was not considered to be clearly and closely related to the economic characteristics of the host debt instrument; (ii) the convertible debentures were not subject to fair value remeasurement under other applicable generally accepted accounting principles; and, (iii) a separate instrument with the same terms as the conversion feature would meet the definition of a derivative under paragraphs 6 through 11 of FAS 133. As Canadian GAAP also required the separate recognition of the conversion feature at its Day 1 fair value, a difference in the initial accounting for the conversion feature between Canadian GAAP and US GAAP was not identified.

On further reconsideration, however, while there was no difference in the initial measurement of the conversion feature between Canadian GAAP and US GAAP, we have since determined that we failed to appropriately account for the conversion feature under US GAAP as a derivative liability and to subsequently mark that derivative liability to market pursuant to FAS 133 up until the point at which our shares underlying the conversion feature were delisted from the Toronto Stock Exchange in October 2005. At this point, the shares are no longer considered to have been readily convertible to cash, and consequently, the conversion feature ceased meeting the definition of a derivative pursuant to paragraph 6(c) of FAS 133. This has resulted in a US GAAP balance sheet classification error between equity and liabilities of $625,000 as at March 31, 2004, $845,000 as at March 31, 2005 and income statement misstatements for 2004 to 2006 for the impact of the mark-to-market revaluation.

The income statement impact is as follows:

Year ended Mar 31,	Deficit	Mark-to-Market on Derivative Liability	US GAAP Net Income (Loss) as Originally Reported	Revised US GAAP Net Income (Loss)	Change in direction	EPS	Impact on US GAAP Earnings per Share
2004	$(98,925,700)	$84,969	(710,451)	(637,614)	No	(0.01)	$0.001
2005	$(100,903,005)	$348,925	(1,977,305)	(1,645,278)	No	(0.02)	$0.004
2006	$(101,289,432)	$79,606	(288,366)	(208,760)	No	(0.00)	$0.001

During the years noted above, Plaintree had minimal operational activities. As a result, the revaluation expense in 2004 to 2006 exceeded quantitative materiality.

However, the Company believes that, based on the qualitative considerations outlined below, the error is not material to the users of the financial statements.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

The overall concept of materiality recognizes that some matters, either individually or in aggregate, are important to ensure the financial statements are presented fairly in accordance with US GAAP, whereas other matters are not as important. A misstatement is considered material if, in light of the surrounding circumstances, it is probable that the decision or a person relying on the financial statements, and who has a reasonable knowledge of the business and economic activities, would be changed or influenced by such misstatement.

In his December 2007 AICPA National Convension speech, Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission stated that although it was a high hurdle, that large errors could be qualitatively immaterial, and that registrants should focus on what is important to the reasonable investor.

1. *Is there a substantial likelihood that the size of the error would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available?*

The Company believes that the reasonable investor in Plaintree understands that the Company has a $100,192,811 deficit, and has maintained solvency over the past 10 years only via related party transactions with its major shareholder, and that the major asset of the Company is its tax loss carry forwards (which have a full valuation allowance for accounting purposes due to the Company's history of losses). Based on this understanding of the Company's minimal operations, an investor is unlikely to have been influenced by a change in a non-cash expense.

2. *Why doesn't the size of the error matter to the reasonable investor?*

The size of the error does not matter to a reasonable investor in relation to the size of the Company's deficit. In addition, the error only impacts prior periods which will not be separately presented in the Company's 2009 financial statements in any event.

3. *What qualitative factors exist that make the size of the error unimportant to the reasonable investor?*

The qualitative factors which would make the size of the errors immaterial to an investor are firstly related to the nature of the error, that the misstatement impacts the derivative revaluation expense, and has no impact on the Company's product sales, cash flows from operating activities, or related party services sales, and therefore is not significant to the operations of the business, which would typically be of interest to a person relying on the financial statements

Further qualitative factors are outlined in the SAB 99 analysis below.

SAB 99 requires qualitative considerations to be utilized when assessing the materiality of a misstatement. Our analysis of these considerations is as follows:

a) *whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate*

The cause of the error was a misapplication of FAS 133, therefore the error does not arise from an item capable of precise measurement, and there was no intention to mislead users of the financial statements.

b) *whether the misstatement masks a change in earnings or other trends*

Plaintree has a $100,192,811 deficit, and has maintained solvency over the past number years only via related party transactions with its major shareholder. These related party transactions are clearly outlined in the notes to the Company's financial statements.

The error in US accounting difference actually decreased US GAAP net income and the US GAAP shareholders' deficit. The correction would actually improve the US GAAP earnings of prior periods without negatively impacting the earnings of future periods.

Additionally the difference had no impact on the cash flows of the Company and did not impact earnings per share in any period.

c) *whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise*

Plaintree was de-listed from the Toronto Stock Exchange, its then primary stock market, in October 2005, and subsequently only traded over the counter in the United States. Over the periods impacted, the Company's total yearly trading volume has only been approximately 200,000 shares per year. There were no analysts following the stock over the impacted periods, and therefore the error would not impact any analyst expectations. Additionally the difference represents an increase to US GAAP net income, and not a failure to meet expectations. We believe that the increase in the US GAAP income would not have impacted the investors' decision to purchase shares

d) *whether the misstatement changes a loss into income or vice versa*

The difference does not change the direction of the Company's reported net income or loss during the periods in question.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

e) whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

Current financial statement users will be interested in the future operations of the Company which consist of the newly amalgamated avionic division and structures division and to a lesser degree the future operations of the optical wireless division. Their decision making is unlikely to be impacted by the reduction of US GAAP losses due to the revaluation of the derivative liability in shareholders' deficit given the $100,192,811 deficit as at March 31, 2008, and because the debt was repaid in April 2008.

During the periods impacted, the Company only reported on a consolidated basis, with no segmented or other basis of reporting.

f) whether the misstatement affects the registrant's compliance with regulatory requirements

The difference does not impact any of our regulatory requirements.

g) whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

The difference does not have an impact on our compliance with debt covenants.

h) whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The difference does not impact management compensation as management compensation is not based on US GAAP results.

i) whether the misstatement involves concealment of an unlawful transaction.

The difference does not involve concealment of an unlawful transaction. The misstatement impacts the accretion expense resulting from the bifurcation of the convertible debentures, and has no impact on the Company's product sales, or related party services sales, and therefore is less significant to a user of the financial statements.

Based on the above arguments, the Company believes that the differences that have resulted from the lack of revaluation of the embedded derivative are qualitatively immaterial. However, in consideration of the error described in our

PLAINTREE

response to Question 1 above, the Company will correct the error related to this matter in conjunction with its restatement of the March 31, 2008 20F to correct the US GAAP reconciliation of the accounting for the Partnership.

*****

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per:

Lynn Saunders
Chief Financial Officer

GJ/skz